July 20, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (574) 235-2033

Mr. Larry E. Lentych
Chief Financial Officer
1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

>   **Re: 1st Source Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 3, 2006**
>   **File No. 000-06233**

Dear Mr. Lentych:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note A – Accounting Policies
Venture Capital Investment, page 33

1. Please tell us what authoritative literature you relied upon in determining that investments in venture capital partnerships should be recorded at fair value. If you are applying the guidance in the AICPA Investment Company Guide, tell us why you believe you are included in the scope of the guide.

Note K – Common Stock, page 40

2. We note that you recognize the entire amount of compensation expense for shares issued under your Executive Incentive Plan and Restricted Stock Award Plan at the date of grant. We also note that shares issued under such plans have vesting terms of five to ten years. Please tell us how you considered the guidance in paragraph 12 of APB 25 in determining that the compensation expense related to these share awards should be fully recognized at the date of grant rather than over the stated vesting period. In addition, please tell us how this accounting policy impacted the amount of compensation expense that was recognized during the first quarter of 2006 upon the adoption of SFAS 123R using the modified prospective transition method.

Note M – Employee Benefit Plans, page 43

3. We note that you provide certain health care and life insurance benefits for substantially all of your retired employees. Please revise future filings to provide the disclosures required by paragraph 5 of SFAS 132R for such postretirement benefits.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief